

OFFERING MEMORANDUM

facilitated by



TWO BEAGLES DISTILLING CO.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	TWO BEAGLES DISTILLING CO.
State of Organization	VA
Date of Formation	06/04/2020
Entity Type	Corporation
Street Address	3330 Bourbon Street Suit 101, Fredericksburg VA, 22408
Website Address	https://twobeaglesdistilling.com/

(B) Directors and Officers of the Company

Key Person	Craig Ennis
Position with the Company Title First Year	 President 2019
Other business experience (last three years)	*August 2020- November 2020* BKY Electrical Inc Electricians Helper April 2020- March 2020 Manpower/US FOODS Preventative Maintenance Mechanic June 2016- May 2019 Greenleaf Services of Virginia Inc Handyman

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Craig Ennis	97.5%

(D) The Company's Business and Business Plan

The Competition

What sets us apart is our Knowledge of Manufacturing Mead, Spirits, and Hard Cider that we will incorporate in our products. The Cidery cohort in Virginia includes 2 other Cideries.

- The main Competition is in Mineral,Virginia it is 30 miles from Fredericksburg,Virginia.
- The second Cidery is in Summerduck,Virginia located 24 miles from Fredericksburg,Virginia
- Our Competitive advantage will be location,location,location.
- The Fredericksburg area has 108,000 Residents within a 10 mile Radius. The Average Household Income is $110,000 and estimated Spending Capital of 1.3 Billion Dollars.
- Fredericksburg,Virginia has 11 Craft Breweries located within a 15 mile Radius. Craft Alcohol Beverage Manufacturers are well received by the Community
- With the Target amount Raised we will locate the Cidery at 9849 Jefferson Davis Highway Suite 104 in Spotsylvania County, if it is still available by time Funding is raised. It is a 1500 sqft space with small kitchen area. It used to be a Deli space.
- With the Maximum amount raised we will locate the Cidery at 106 George Street in the City of Fredericksburg this space is 8,000 sqft with restaurant area,until May 22 it was used as a Brewery and Restaurant.This space if funding is raised before its taken will offer the ability

to make more Revenue via making more Cider and Wine in Combination with the Restaurant space.

Target Market

The Fredericksburg area has 108,000 Residents within a 10 mile Radius. The Average Household Income is $110,000 and estimated Spending Capital of 1.3 Billion Dollars.

- With the Target amount Raised we will locate the Cidery at 9849 Jefferson Davis Highway in Spotsylvania County
- if Spotsylvania is still available by time Funding is raised, It will be a 1,500 sq. ft space with small kitchen area, which can be a Deli space.
- With the Maximum amount raised we will locate the Cidery at 106 George Street in the City of Fredericksburg. this space is 8,000 sqft with restaurant area.
- Until May 22 Fredericksburg spot was used as a Brewery and Restaurant.This space, if funding is raised before its taken, will offer the ability to make more Revenue via making more Cider and Wine in Combination with the Restaurant space.

Our Story

TWO BEAGLES CIDERWORKS will be a Subsidiary of TWO BEAGLES DISTILLING CO a Native American Corporation Registered in Virginia.

- The founding of TWO BEAGLES DISTILLING CO came to being on the vision of the President Craig Ennis who discovered a passion for making Alcohol Beverages 5 years ago.
- Our vision for TWO BEAGLES CIDERWORKS is to be the first Cidery in Fredericksburg,Virginia.
- On a chance meeting with a Spostylvania County Fire Marshall the idea of opening a Cidery was planted

The Team

Craig Ennis, President

Craig is the President and only Board Member of TWO BEAGLES DISTILLING CO. at the moment. Craig is a Registered member of the Virginia Patawomeck Indian Tribe. He has lived around the Fredericksburg,Virginia area all of his life, he has seen the once little town of Fredericksburg grow into the area it is now.

Craig has been making Alcohol Beverages for about 5 years now. Mead was Craig's first adventure into the manufacture of Alcoholic Beverages. He has created Mead from Welch's grape juice, Mead from Oranges and Honey, made Mead using Australian Honey. His second favorite Mead that he has produced would be the Hawaiian Macadamia Nut Honey and Coconut Mead. it was a challenge to get the Coconut to ferment but it did.

The longest Mead that Craig has made took 2 years to ferment it was a Chocolate Mead, patience was a virtue Craig found out when making this Mead. Craig's favorite Mead to make is a Honey Lemon Mead. This is a favorite Mead of his taste testers. This Mead was his first Distillation project and it turned out quite well. When the time comes to open a Distillery I am sure this will be offered for all to enjoy.

The Distillation experience Craig has is making Bran Whiskey unaged and aged on oak, a Blue Corn and Wheat moonshine, 100% Blue Corn Whiskey, a Honey and Sour Cherry Spirit, A Pear

Brandy, the Spirits Craig mostly enjoys making is his Strawberry Vanilla Rum and his Pear Vanilla Rum. The Strawberry Vanilla Rum would definitely be offered when the Distillery is established. Craig hasn't made Bourbon or Regular Corn Whiskey these in Craig's eyes are easy Spirits to make. Craig does have vision on making a Traditional East Coast Gin a premium Wheat Vodka and the Corn Whiskey and Bourbon if and when TWO BEAGLES DISTILLING CO. starts the Distillery.

Craig's Distilling Education,

In February 2019 Craig attended a Weekend Distilling Course with Distillery University In Seattle,Washington.

May 2019 - August 2019 Craig attended a 16 week general Distilling course at Piedmont Virginia Community College in Charlottesville,Virginia

Craig's Hard Cider experience is not as extent as his other two, Craig makes a great Hard Apple Cider and Peach Mango Cider that is well received by those who consume them. With his knowledge of all these methods in making Alcohol he has plans to create out of the box products.

Craig is looking forward to making traditional English Ciders, making Hard Cider using Virginia grown Apples and Pears. No one else is creating a Brandy Barrel Aged Spiked Caramel Apple Cider at 20% ABV and a Spiked Peach Cider at 20%ABV this will be done at TWO BEAGLES CIDERWORKS. Another product offering will be PAPPLE Hard Cider a combination of Apple and Pears.

Some fun facts also to be shared about the President of TWO BEAGLES DISTILLING CO. even though Craig loves to make Alcohol Beverages he is allergic to drinking alcohol and breaks out into hives when consuming it. But that doesn't stop Craig from tasting and enjoying his own products, they haven't killed him yet.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$80,000
Offering Deadline	August 4, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$200,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Acquire Space	$30,000	$50,000
Equipment Purchase	$5,000	$15,000
Utilities	$3,000	$12,000
Operating Capital	$20,200	$81,000
Licensing Fees	$5,000	$10,000
Kitchen Buildout	$12,000	$20,000
Mainvest Compensation	$4,800	$12,000
TOTAL	$80,000	$200,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business

expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a

Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.4 - 6.0%[2]
Payment Deadline	2027-04-01
Maximum Payment Multiple	1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.07%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.4% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$80,000	2.4%
$110,000	3.3%
$140,000	4.2%
$170,000	5.1%
$200,000	6.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Common Stock Shares
Number of Shares Outstanding	102,600,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	The Equity Shares differ from Revenue Sharing Notes by having voting rights, Revenue Share Notes earn Investors a percentage of Revenue the Company Earns. Equity represents the percentage of Investors ownership. A revenue Share Note also has a Maturity Date when Investors are fully paid for their Investments.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Craig Ennis	97.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

TWO BEAGLES DISTILLING CO. was established in October, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the TWO BEAGLES DISTILLING CO.'s fundraising. However, TWO BEAGLES DISTILLING CO. may require additional funds from alternate sources at a later date.

Forecasted milestones

TWO BEAGLES DISTILLING CO. forecasts the following milestones:

- Secure lease in Fredericksburg, Virginia by September, 2021.

- Hire for the following positions by March, 2022: [Assistant Cider/Wine Maker , ABC Manager, Server]

- Achieve $528,426 revenue per year by 2022.

- Achieve $130,000 profit per year by 2022.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$536,000	$600,000	$686,081	$800,000	$967,042
Cost of Goods Sold	$30,000	$30,000	$30,000	$30,000	$30,000
Gross Profit	$506,000	$570,000	$656,081	$770,000	$937,042
EXPENSES					
Rent	$30,000	$33,582	$38,399	$44,774	$54,122
Utilities	$14,400	$14,760	$15,129	$15,507	$15,894
Salaries	$78,000	$87,313	$99,839	$116,416	$140,723
Insurance	$1,800	$1,845	$1,891	$1,938	$1,986
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Legal & Professional Fees	$36,000	$36,900	$37,822	$38,767	$39,736
Product Sourcing	$36,000	$36,900	$37,822	$38,767	$39,736
Operating Profit	$308,600	$357,470	$423,919	$512,540	$643,522

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$50.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$-9,696.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V